UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Peloton Interactive, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000025 per share

(Title of Class of Securities)

70614W100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70614W100	13G/A	Page 1 of 5

1.	Names of Reporting Persons David Heller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,398,903(1)
	6.	Shared Voting Power 726,408(2)
	7.	Sole Dispositive Power 2,398,903(1)
	8.	Shared Dispositive Power 726,408 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,125,311
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.19%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes vested options to purchase 312,768 shares of Class A Common Stock.
(2)	Consists of 711,408 shares of Class A Common Stock held by the David B Heller 2004 Family Trust and 15,000 shares of Class A Common Stock held by the Hermine and David Heller Foundation.
(3)	Based on 263,637,415 shares of Class A Common Stock outstanding as of January 29, 2021, as reported in a Quarterly Report on Form 10-Q filed by Peloton Interactive, Inc. with the Securities and Exchange Commission on February 5, 2021.

CUSIP No. 70614W100	13G/A	Page 2 of 5

Item 1.

(a)	Name of issuer

Peloton Interactive, Inc. (the “Company”).

(b)	Address of issuer’s principal executive offices

125 West 25th Street, 11th Floor

New York, New York 10001

Item 2.

(a)	Name of person filing

This statement is being filed by David Heller (the “Reporting Person”).

(b)	Address or principal business office or, if none, residence

The address of the principal business office of the Reporting Person is: c/o AYCO, 321 Broadway, Saratoga Springs, NY 12866.

        (c)       Citizenship

David Heller is a citizen of the United States.

(d)	Title of class of securities

Class A Common Stock, par value $0.000025 per share (the “Class A Common Stock”).

(e)	CUSIP No.

70614W100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with § 240.13d-1(b)(ii)(J).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 70614W100	13G/A	Page 3 of 5

Item 4.	Ownership

(a)-(c) The information relating to the beneficial ownership of Class A Common Stock by the Reporting Person set forth in Rows 5 through 9 and Row 11 of the cover page hereto is incorporated herein by reference.

The ownership percentage of the Reporting Person set forth in Row 11 of the cover page hereto has been calculated based on an assumed total of 263,637,415  shares of Class A Common Stock outstanding as of January 29, 2021, as reported in a Quarterly Report on Form 10-Q filed by the Company with the Securities and Exchange Commission on February 5, 2021.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

David Heller /s/ David Heller